Exhibit 99.5

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Republic of Congo: New discovery on the Moho-Bilondo License
Paris, May 6, 2009 — Total announces today positive results for the Moho Nord Marine-4 (MHNM-4) well, approximately 75 kilometres offshore of the Republic of Congo, in a water depth of 1,078 metres in the northern part of the Moho-Bilondo license. The discovery follows on from the Moho Nord Marine-1 and 2 finds in 2007 and the positive delineation well of Moho Nord Marine-3 (MHNM-3) in 2008.
These discoveries reinforce Total’s confidence in the emergence of a development pole in the northern part of the Moho-Bilondo license.
The Phase 1 development of the southern part of Moho-Bilondo, where production began in April 2008, is currently continuing with drilling of further wells that will permit the plateau of 90 000 barrels of oil equivalent per day to be reached in 2010. The development is comprised of fourteen subsea wells tied back to a Floating Production Unit (FPU) with output exported to the onshore Djéno terminal.
Total E&P Congo holds a 53.5% interest in the license, alongside Chevron Overseas Congo Ltd. (31.5%) and Société Nationale des Pétroles du Congo (15%).
Moho Nord Marine-4
Moho Nord Marine-4 was drilled to a total depth of 4,239 metres, in the Albian series, 4.4 kilometres northwest of the Tertiary structure drilled by MHNM-3. The well proved a 163 metres column of high quality oil in the Albian F structure and flowed at 8,100 barrels per day through a 52/64” choke.
This discovery confirms the existence of significant Albian resources in the northern part of the Moho-Bilondo license, in addition to the already recognised Tertiary and Albian A and B resources. Preliminary development studies with a view to develop the Moho Nord resources have been launched.
Total and the local communities
Total is present in the Republic of Congo since 1968, and as in all countries in which the Group operates, Total acknowledges its responsibility towards the community and the environment. In the Republic of Congo, Total supports long term initiatives that contribute to the country’s educational and health system, the local economy and the environment.

A Magnetic Resonance Imaging (MRI) was provided to the Pointe Noire Hospital in 2008, which will be available for the general public. This initiative is in line with Total’s commitment to facilitate access to health care for the local community.
In the Republic of Congo, Total directly employs more than 900 people in its exploration and production activities, which have a positive impact on the local economy creating indirect employment opportunities.
Total Exploration and Production in the Republic of Congo

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total is the largest petroleum operator in the country, representing a little more than 50% of national production. The Group’s share of production reached 89,000 barrels oil equivalent per day in 2008.
Total E&P Congo has drilled half of all the exploration wells in the Congo, and begun production on 15 fields covering 9 of the 28 existing permits or concessions, and discovered 65% of initial listed reserves in the country.
On Nkossa (Total 53%, operator), the work programme undertaken since 2005 has enabled the decline of the field to be countered and potential production to be maintained at 50,000 barrels per day.
The development project for Libondo (Total 65%, operator), a satellite of Yanga, was launched in October 2008. It includes an important element of local development, with the re-opening of a building yard in Pointe Noire, which will help to create approximately 1,000 direct and indirect jobs.
In addition, the exploration of the Mer Très Profonde Sud (MTPS) (Total 40%, operator) permit, on which 5 discoveries have been made up until now, is continuing.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com